[GEPT LOGO]

[GLOBAL ePOINT LOGO]

October 12, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Ms. Pamela A. Long

Re:	Global ePoint, Inc.
Registration Statements on Form S-3
File Nos. 333-127734 and 333-127735

Dear Ms. Long:

Global ePoint, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statements be accelerated to 12:00 noon, Eastern Time, on Friday, October 14, 2005, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GLOBAL EPOINT, INC.

By:	/s/ Toresa Lou
Toresa Lou, Chief Executive Officer